

June 21, 2012

Via Email
Judith Scarpello
President and Chief Executive Officer
Barrier 4, Inc.
6200 E. Canyon Rim Road
Anaheim, California 92807-4315

> **Re:** **Barrier 4, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 12, 2012**
> **File No. 333-181147**

Dear Ms. Scarpello:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 9

1. Please add risk factor disclosure addressing the risks to your business imposed by the fact that Barrier 4 orders will not be shipped for 30 to 90 days after the order is placed. See Item 503(c)(4) of Regulation S-K. If you do not believe this is a material risk to your business, please tell us why.

Barrier 4 will be dependent on its manufacturer…, page 12

2. Please expand this risk factor to disclose, as you have on page 31, that mPact will also be your competitor.

Management's Discussion and Analysis of Financial Condition, page 21

General Overview, page 21

Product Function, page 22

3. Please revise the second paragraph on page 22 to clarify that mPact will only be shipping product to you as opposed to your customers. As currently drafted, your disclosure suggests that mPact will be shipping directly to customers. Please make conforming changes to the disclosure under "Packaging" on page 30 and elsewhere in your prospectus, as applicable.

4. Your disclosure in the penultimate paragraph on page 22 indicates that you will not carry any inventory. This disclosure appears to be inconsistent with your revised disclosure in the last paragraph on page 27, which states that mPact will ship the finished product to your offices. Please revise or advise.

5. Undertakings, page 41

5. Please revise your undertakings to conform to the language set forth in Item 512 of Regulation S-K. In this regard, we note that you have excluded language from the Item 512(a)(1) undertaking and you are missing subparts (iii) and (iv) of the Item 512(a)(6) undertaking.

Exhibit 5.1 Legal Opinion of Barnett & Linn

6. Please have counsel remove clause (c) of the second paragraph of its opinion as this assumption is overly broad. Counsel may not assume the truth, accuracy and completeness of facts that are readily ascertained through due diligence. Additionally, in issuing its opinion Counsel may only rely on statements of fact, as opposed to legal conclusions, contained in records of the company. For guidance, please refer to our Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011), available on our website at www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or in his absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: William B. Barnett, Esq.
        Barnett & Linn
        Via Email